Exhibit 1.01

Conflict Minerals Report
as required by Items 1.01 and 1.02 of Form SD

The Conflict Mineral Report for BorgWarner Inc. ("BorgWarner", "we") is provided in accordance with Rule 13p-1 under the Securities and Exchange Commission Act of 1934 for the reporting period January 1, 2015 to December 31, 2015. We maintained a cross-functional Conflict Minerals ("CM") team, reviewed BorgWarner's CM statement and carried out a process to contact suppliers of materials identified using BorgWarner's Enterprise Approved Sourcing List ("the EASL"), supplemental supplier data and experience gained in the first two years of CM reporting.

On November 10, 2015, we completed our acquisition of Remy International Inc. ("Remy"), a Delaware corporation and formerly publicly traded company listed on NASDAQ. Remy was previously obligated to file a Form SD and report concerning its use of tin, tantalum, tungsten or gold ("3TG"). We have incorporated a discussion of Remy’s 2015 processes in this Conflict Minerals Report. Those processes covered the products of (i) Remy USA Industries, L.L.C., which acquired substantially all of the assets of United Starters and Alternators Industries, Inc. on January 13, 2014; and (ii) Maval Industries, L.L.C. (“Maval”), which acquired substantially all of the assets of Maval Manufacturing, Inc. on March 1, 2015. The initial reporting period on products manufactured by Maval will be 2016.

Based on the data collected from these processes, BorgWarner has no reason to believe that 3TG necessary to the functionality or production of our products financed or benefited armed groups in the Democratic Republic of the Congo ("DRC") or an adjoining country that shares an internationally recognized border with the DRC (the "Conflict Region").

1.	Company and Products Overview

BorgWarner is a leading global supplier of highly engineered automotive systems and components primarily for powertrain applications. Our products help improve vehicle performance, fuel efficiency, stability and air quality. These products are manufactured and sold worldwide, primarily to original equipment manufacturers (“OEMs”) of light vehicles (passenger cars, sport-utility vehicles ("SUVs"), vans and light trucks). The Company's products are also sold to other OEMs of commercial vehicles (medium-duty trucks, heavy-duty trucks and buses) and off-highway vehicles (agricultural and construction machinery and marine applications). We also manufacture and sell our products to certain Tier One vehicle systems suppliers and into the aftermarket for light, commercial and off-highway vehicles. The Company operates manufacturing facilities serving customers in Europe, Asia, the Americas and Africa and is an original equipment supplier to every major automotive OEM in the world.

The Company reports its results under two reporting segments: Engine and Drivetrain. The Engine Segment develops and manufactures products to improve fuel economy, reduce emissions and enhance performance. Increasingly stringent regulation of, and consumer demand for, better fuel economy and emissions performance are driving demand for the Engine Segment's products in gasoline and diesel engines and alternative powertrains. The Engine Segment's products include: turbochargers, timing systems, emissions systems, thermal systems, thermostats, diesel cold start and gasoline ignition technology. The Drivetrain Segment develops and manufactures mechanical products for automatic transmissions and all-wheel drive ("AWD") vehicles and rotating electrical components for light and commercial vehicle OEMs and the aftermarket. Precise controls, better response times and minimal parasitic losses, all of which improve fuel economy and vehicle performance, are the core design features of the Drivetrain Segment's mechanical product portfolio, while meeting the demands of increasing vehicle electric loads, improved fuel efficiency, reduced weight and lowered electrical and mechanical noise are the core design features of its rotating electrical components portfolio. The Drivetrain Segment's mechanical products include friction, mechanical and controls products for automatic transmissions and torque management products for AWD vehicles, and its rotating electrical components include starter motors, alternators and hybrid electric motors.

2.	Management Systems

2.1    Conflict Minerals Statement

BorgWarner is committed to continuing to operate in a socially responsible manner and expects suppliers throughout its supply chain to supply products and materials from socially responsible sources. To that end, the Company has developed a conflict minerals statement that has been provided to all suppliers and can be found on our internet website at www.borgwarner.com.

2.2    Internal Management Team

BorgWarner's cross-functional team to address CM reporting is composed of representatives from Global Supply Chain Management, Finance, Sales and Marketing, Information Technology and Law.

3. Steps Taken to Determine Origin of Tin, Tantalum, Tungsten, and/or Gold in the Supply Chain

BorgWarner

•BorgWarner reviewed its standard purchase order terms and conditions and concluded that those requirements encompass supplier responsibility to provide CM reporting information.

•The EASL and other supplier data were reviewed and refined by each manufacturing plant on a Company-wide basis.

•Having received two years of CM information from its suppliers, BorgWarner reduced the scope of its inquiry by removing from its inquiry list those suppliers who certified for two years that the products they supply to BorgWarner do not contain 3TG. Accordingly, the Global Supply Chain Management team determined that 461 direct material suppliers of BorgWarner should respond to CM information requests for 2015.

•Suppliers were requested to provide a contact person for conflict mineral matters and to respond via iPoint or the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Reporting Template as to whether they supplied products containing 3TG, and if so, the origin of the 3TG.

•Follow-up questions were submitted to suppliers through early 2016 to better understand whether products they supply to us contain 3TG, and if so, to better trace the origin of those materials.

Former Remy

•Remy adopted the use of the EICC GeSI CM Reporting Template to identify smelters/refiners in the company's mineral supply chain.

•Where possible, Remy engaged and cooperated with industry members with whom they shared suppliers or downstream companies to identify which smelters were in their supply chain.

•Remy referred to the Conflict-Free Smelter program to verify conflict-free sourcing of materials.

•Remy strengthened engagement with suppliers to improve due diligence performance by incorporating Remy's CM Policy into contracts and agreements where relevant and by requesting improvement plans to mitigate potential risks identified through the supply chain.

•Information was requested from selected suppliers on smelters and refiners in their supply chains and on their due diligence practices using the EICC GeSI Conflict Free Smelter Initiative CM Reporting Template.

•After receiving documentation, the smelter and refiner listing was reviewed against those validated by the Conflict-Free Smelter program.

4.     Results for Calendar Year 2015

•Based on responses provided to our Reasonable Country of Origin Inquiry, we have no reason to believe that 3TG necessary to the functionality or production of our products may have originated in the Conflict Region.

5.    Steps BorgWarner Has Taken or Will Take Since the End of Calendar Year 2015

•Suppliers to former Remy that have become suppliers to BorgWarner have been added to BorgWarner's process and will be treated as such going forward.

•Based on our evaluation of a supplier's response, we may conduct a more thorough due diligence inquiry, which may include follow-up questions to the supplier and the supplier's sub-suppliers within the supply chain, a review of any mine or smelter certification, a review of specifications and similar activities designed to determine the source of 3TG and whether that source directly or indirectly aids armed groups in the Conflict Region.

•BorgWarner will continue to monitor the state of conflict in the Conflict Region and the availability of conflict-free smelters.

•Due to the breadth and complexity of BorgWarner’s products and respective supply chain, it will take time for many of our suppliers to verify the origin of 3TG in the products they supply to us. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard Conflict-Free Sourcing Initiative/Conflict-Free Smelter program, and continuing our outreach efforts we hope to further develop information from our downstream suppliers.

This Conflict Minerals Report was not subjected to an independent private sector audit.

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